September 1, 2009

William Gaffney
Director and President
mBeach Software, Inc.
105 Hickory Oak Hollow
Cumming, GA 30040

      Re: **mBeach Software, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed July 24, 2009
              File No. 333-159853

Dear Mr. Gaffney:

Your most recent amendment to the registration statement on Form S-1 filed July 24, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed August 10, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter for an amended Form 8-K, please disclose this fact in the Form 8-K/A.

Also, amend your registration statement to include the information required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K and ensure your disclosures address the revocation of Moore.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or the undersigned at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant